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                                                                       Exhibit 2

                           [The Blackstone Group Logo]

CONFIDENTIAL


Dr. Claudio Sonder
Chairman of the Board of Management
Celanese AG
Frankfurter Strasse 111
61476 Kronberg im Taunus
Germany


                                                               December 13, 2003

Dear Claudio:

Blackstone Management Associates IV, L.L.C., on behalf of its German acquisition vehicle and Blackstone Capital Partners IV L.P. and certain of its affiliated funds (collectively, "Blackstone") are pleased to outline below our proposal (the "Proposal") to acquire Celanese AG ("Crystal") and proceed with a tender offer at (euro)32.50 per share. Blackstone is also pleased to confirm that as part of the Proposal, we would arrange for a pre-funding of $462.5 million ((euro)380 million at today's exchange rate) of pension contributions which would be available immediately following the Tender described below. In addition, we have been able to arrange an attractive capital structure for Crystal that provides for substantial excess liquidity (in excess of (euro)450 million) and flexibility. We believe that this is of major importance to management, employees, and equity investors in order to provide the company with financial cushion and capital for growth. We appreciate Management's support of Blackstone's Proposal and look forward to concluding a successful transaction.

As you can appreciate, the combination of a number of factors has made the transaction more costly for Blackstone and has increased our risks. Such factors include: 1) depressed financial results and lowered financial projections of Crystal; 2) appreciation of the Euro; 3) higher equity requirements from the banks due to the lowered financial projections; 4) additional liabilities that we discovered during diligence; and 5) the need to have excess liquidity to provide a high level of cushion for the business. Despite these adverse factors, we have not changed our Proposal and in fact have improved the capital structure of the deal. This transaction remains the highest priority within Blackstone and our commitment to the deal is unwavering.

We want to take this opportunity to thank you and the Management for your assistance to facilitate the due diligence process and inform you that Blackstone has completed all of its business, financial, legal and accounting due diligence.

Blackstone will finance the proposed transaction with a combination of equity and debt as outlined in Exhibit A. We are pleased to submit Morgan Stanley's and Deutsche

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Bank's definitive commitments to finance 100% of the debt of the transaction, as outlined in the accompanying Commitment Letters (Exhibit B). The firm Commitment Letters attached herein have been approved by the Boards of Morgan Stanley and Deutsche Bank.

Blackstone is prepared to speak for 100% of the equity for the transaction but would anticipate selling down equity to other reputable private equity firms prior to launch of the tender. We would appreciate and expect Management's full assistance and support in such process, which we would plan on commencing as soon as practicable.

APPROVALS AND CONDITIONS

Blackstone has obtained all approvals necessary to submit the Proposal. The Proposal has been reviewed with the most senior officers at Blackstone and has been approved by Blackstone's Investment Committee. Blackstone will not require any board, shareholder or other governance approvals to provide the equity portion of the financing necessary to complete a transaction.

The announcement of our intention to launch a tender offer would be conditioned on:

- Execution of a satisfactory irrevocable agreement between Blackstone's acquisition vehicle and Kuwait Petroleum Corporation; and
- The commitment of Crystal's management board ("Management Board") to publicly support the tender offer and to issue a recommendation, as provided for in the Takeover Act, to shareholders to accept the offer.

POST-ACQUISITION STRATEGY

Blackstone views Crystal as a world-class chemical company that represents a significant growth platform. We are enthusiastic about the many strategic and restructuring initiatives that management has embarked upon. Our intention is to support and continue all of these, and we look forward towards developing a sustainable partnership with Crystal's decision makers on growing the value of Crystal for the benefit of the shareholders and employees. To that end, we anticipate the full support of senior management and the Supervisory Board within the confines of their fiduciary duties.

Blackstone continues to view the Acetyl Products segment as highly attractive with significant opportunity to expand through further downstream integration. Blackstone believes that a greater degree of forward integration (for example, through further consolidation of the emulsions industry) will expand overall segment margins, reduce earnings volatility and increase the company's valuation multiple. We believe there will be numerous opportunities for Crystal to pursue acquisitions that will be both accretive and strategic in this segment.

Blackstone views Ticona as a highly attractive segment undergoing a restructuring process within selected product lines but nonetheless well positioned to take advantage

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of the imminent economic recovery. Given Ticona's broad geographic scope, strong customer relationships, favorable strategic alliances and attractive market positions in polyacetals and UHMW-PE, Blackstone would look forward to working with Crystal management to further strengthen the POM and GUR market positions. In addition, Blackstone would endorse ongoing restructuring plans given the sizable cost-savings opportunity.

Blackstone concurs with Crystal management that the Acetate products business should be managed for cash-flow generation while positioning itself for success in China and Eastern Europe.

Although the Chemical Intermediates segment faces an improved competitive position given current and pending joint ventures and the projected improvement in industry fundamentals, Blackstone supports aggressive restructuring efforts within Chemical Intermediates, including the announced sale of the Acrylates business.

Blackstone views Nutrinova as a non-core segment within Crystal. Although we view Sunnett as strategically well positioned, we believe that management has followed a prudent course in reviewing alternatives for the Nutrinova segment, including joint ventures or a partial or full sale.

In short, Blackstone remains committed to supporting management and employees in the current strategy outlined herein and in pursuing attractive growth opportunities for Crystal. We look forward to working with the entire Management Board during the transaction and after the completion of the transaction to continue to enhance the value to the shareholders and all other stakeholders.

COMPANY STRUCTURE AND GOVERNANCE

As a financial investor, Blackstone does not intend to assume any operating responsibilities. We look forward to working with Management following the completion of a transaction.

Blackstone would also be focused on continuing the Company's positive labor relations and fostering a constructive dialogue with all of the Company's constituencies.

PENSION AND POST-RETIREMENT BENEFITS

Blackstone recognizes the employee base as a vital part of the Company and is aware of the Company's existing commitments to present and former employees in the form of pension and other post-retirement and medical benefit obligations.

Blackstone intends to maintain and continuously develop an attractive and competitive framework to retain and attract a world-class employee base. In this regard, Blackstone recognizes the importance to existing Crystal employees of pension and post-retirement and medical benefits.


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As described in the Commitment Letters, the financing structure contemplates pre-funding of approximately (euro)380 million of pension contributions, which will significantly reduce the magnitude of pension under funding significantly beyond legally required levels. As a result of the proposed transaction, the position of actual and future pension beneficiaries dramatically improves vis-a-vis the current state.

FINANCIAL STRUCTURE AND STRATEGIC HEADROOM

Blackstone has worked with Morgan Stanley and Deutsche Bank to create a proposed capital structure for Crystal that will allow for working capital fluctuations and for ample acquisition capacity.

Furthermore, because we recognize that the ongoing optimization of Crystal's overall product portfolio may require add-on acquisitions in the Acetyl Products and Ticona segments, Blackstone would consider additional equity investments into Crystal to facilitate these acquisitions in addition to necessary capital projects. Blackstone has a long, successful track record of supporting strategic acquisitions and capital projects through follow-on equity investments.

TRANSACTION STRUCTURE/PROCESS

Blackstone, through a German acquisition vehicle, would commence a tender offer (the "Tender") compliant with the applicable provisions of the German Securities Purchase and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz) and the applicable U.S. securities laws and consistent with the terms and conditions of the term-sheet as attached as Exhibit C.

Following completion of the Tender and depending on the level of acceptance, Blackstone's intention would be to take appropriate steps to (i) enter into a domination and/or profit-transfer agreement with Crystal AG; (ii) seek a shareholder resolution to transfer the remainder of the outstanding Crystal shares to Blackstone through a "squeeze-out" transaction; and (iii) apply for a revocation of admission of the Crystal shares to the Frankfurt Stock Exchange and pursue, if available, a delisting of the Crystal shares from the New York Stock Exchange.

CONCLUSION

Subject to the few remaining conditions set forth above, Blackstone looks forward to promptly consummating a transaction with Crystal, and are convinced that the transaction represents an ideal balance of the interests of all of Crystal's stakeholders:

o        Full value realization for Crystal's stockholders.
o        Improved security to current and future pension beneficiaries.
o Attractive strategic perspective for the company, management and employees.


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Please direct any questions or comments regarding the contents of this letter to
Chinh Chu at his office, 212-583-5872, or mobile phone, 917-439-8326.



Sincerely,

BLACKSTONE MANAGEMENT ASSOCIATES IV, L.L.C., ON BEHALF OF BLACKSTONE CAPITAL PARTNERS IV L.P. AND CERTAIN OF ITS AFFILIATED FUNDS





         By: /s/ Stephen A. Schwarzman              /s/ Chinh E. Chu
             -------------------------              --------------------------
                 Stephen A. Schwarzman              Chinh E. Chu
                 President and CEO                  Senior Managing Director







CC:      Holger Bross, Goldman Sachs
         Paul O'Neill, The Blackstone Group
         Hanns Ostmeier, The Blackstone Group